SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 4

ERP Operating Limited Partnership

(Name of Subject Company)

ERP Operating Limited Partnership

(Names of Filing Persons (Offeror))

3.85% Exchangeable Senior Notes due August 15, 2026

(Title of Class of Securities)

26884AAV5

(CUSIP Number of Class of Securities)

David J. Neithercut

President and Chief Executive Officer

Two North Riverside Plaza, Suite 400

Chicago, Illinois 60606

(312) 474-1300

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Person)

Copies to:

Imad I. Qasim	Edward D. Ricchiuto
Sidley Austin LLP	Sidley Austin LLP
One South Dearborn Street	787 Seventh Avenue
Chicago, Illinois 60603 (312) 853-7000	New York, New York 10019 (212) 839-5300

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee (1)
$531,092,000	$29,634.94

(1)	Calculated based on a filing fee of $55.80 per $1,000,000 of Transaction Value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $29,634.94	Filing Party: ERP Operating Limited Partnership

Form or Registration No.: Schedule TO	Date Filed: December 2, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 4 (“Amendment No. 4”) amends and supplements Amendment No. 3 filed with the Securities and Exchange Commission (“SEC”) on December 17, 2009, Amendment No. 2 filed with the SEC on December 10, 2009, Amendment No. 1 filed with the SEC on December 9, 2009 and the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on December 2, 2009 by ERP Operating Limited Partnership, an Illinois limited partnership (“ERP”) relating to the offer (the “Exchangeable Notes Offer”) by ERP to purchase any and all of its 3.85% Exchangeable Senior Notes due August 15, 2026 (the “Exchangeable Notes”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 2, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1) and (a)(2) to the Schedule TO, respectively.

The information, including all schedules and annexes thereto, which were previously filed with the Schedule TO, as amended, are hereby expressly incorporated by reference into this Amendment No. 4, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.	Terms of the Transaction.

On January 4, 2010, ERP issued a press release announcing the final results of the Exchangeable Notes Offer. The full text of the press release announcing the final results of the Exchangeable Notes Offer is filed as Exhibit (a)(5) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)	Press Release issued by ERP on January 4, 2010 (included as Exhibit 99.1 to the Form 8-K dated December 30, 2009 (date of earliest event reported), filed on January 4, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2010

ERP Operating Limited Partnership

By: Equity Residential, its general partner

By:	/s/ ROBERT GARECHANA
Name:	Robert Garechana
Its:	Treasurer and Vice President

EXHIBIT INDEX

Exhibit No.

(a)	Disclosure Material.

(a)(1)	Offer to Purchase dated December 2, 2009*.

(a)(2)	Form of Letter of Transmittal*.

(a)(3)	Press Release issued by ERP on December 2, 2009*.

(a)(4)	Press Release issued by ERP on December 10, 2009 (included as Exhibit 99.1 to the Form 8-K dated December 9, 2009 (date of earliest event reported), filed on December 10, 2009).

(a)(5)	Press Release issued by ERP on January 4, 2010 (included as Exhibit 99.1 to the Form 8-K dated December 30, 2009 (date of earliest event reported), filed on January 4, 2010).

(b)	Loan Agreements.

(b)(1)	Revolving Credit Agreement dated as of February 28, 2007 among ERP, Bank of America, N.A., as administrative agent, JP Morgan Chase Bank, N.A., as syndication agent, Banc of America Securities LLC and J.P. Morgan Securities Inc., as joint lead arrangers and joint book runners, Suntrust Bank, Wachovia Bank, National Association, Wells Fargo Bank, N.A., LaSalle Bank National Association, The Royal Bank of Scotland plc, and US Bank National Association, as co-documentation agents, and a syndicate of other banks (included as Exhibit 10.1 to the Form 8-K dated February 28, 2007, filed on March 5, 2007).

(b)(2)	Guaranty of Payment made as of February 28, 2007 between Equity Residential and Bank of America, N.A., as administrative agent for the banks party to the Credit Agreement (included as Exhibit 10.2 to the Form 8-K dated February 28, 2007, filed on March 5, 2007).

(b)(3)	Amendment to Revolving Credit Agreement (included as Exhibit 10.1 to Equity Residential’s Form 10-Q for the quarterly period ended March 31, 2007, filed on May 9, 2007).

(d)	Contracts, Arrangements or Understandings.

(d)(1)	Indenture, dated October 1, 1994, between ERP and The Bank of New York Mellon Trust Company, N.A. as successor trustee (included as Exhibit 4(a) to the Form S-3 filed on October 7, 1994).

(d)(2)	First Supplemental Indenture to the Indenture, dated as of September 9, 2004 (included as Exhibit 4.2 to the Form 8-K filed on September 10, 2004).

(d)(3)	Second Supplemental Indenture to the Indenture, dated as of August 23, 2006 (included as Exhibit 4.1 to the Form 8-K filed on August 23, 2006).

(d)(4)	Third Supplemental Indenture to the Indenture, dated as of June 4, 2007 (included as Exhibit 4.1 to the Form 8-K filed on June 1, 2007).

(d)(5)	Form of 3.85% Exchangeable Senior Note due August 15, 2026 (included as Exhibit 4.2 to the Form 8-K filed on August 23, 2006).

(g)	Oral Solicitation Materials.

None.

(h)	Tax Opinion.

None.

*	Previously filed on Schedule TO-I on December 2, 2009.